EXHIBIT 99.5
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November 28, 2005

Viking Energy Royalty Trust
Viking Holdings Inc.
400, 333 - 5th Avenue S.W.
Calgary, Alberta
T2P 0L4

ATTENTION:    John Zahary
              PRESIDENT AND CHIEF EXECUTIVE OFFICER

Gentlemen:

RE:    PROPOSED BUSINESS COMBINATION
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This letter sets forth the agreement between Harvest Energy Trust ("HARVEST"),
Harvest Operations Corp. ("OPERATIONS"), Viking Energy Royalty Trust ("VIKING") and Viking Holdings Inc. ("HOLDINGS") with respect to a proposed transaction (the "TRANSACTION") to combine Harvest and Viking (the "NEW TRUST").

1.       STRUCTURE OF THE TRANSACTION AND EXCHANGE RATIO

         Subject to the terms and conditions set forth below, the Transaction will be carried out pursuant to a plan of arrangement (the "ARRANGEMENT") under the BUSINESS CORPORATIONS ACT (Alberta) (the "ABCA"); provided, however, that in the event that the parties reasonably determine on or before December 20, 2005, after consultation with their respective legal, tax and financial advisors, that it would be advisable to complete the Transaction by means other than a plan of arrangement under the ABCA (such other means referred to herein as a "NON-STATUTORY BUSINESS COMBINATION"), the Transaction shall be carried out as so determined.

         Pursuant to the Transaction holders of trust units ("VIKING UNITS") of Viking will receive for each Viking Unit 0.25 of a trust unit ("HARVEST UNIT") of Harvest.

2.       DEFINITIVE AGREEMENT

         Harvest and Viking, acting reasonably and in good faith, shall negotiate and enter into a definitive agreement ("DEFINITIVE AGREEMENT") on or before January 31, 2006 (the "AGREEMENT DATE") to implement the Transaction to provide for the merger of Harvest and Viking and the issue and distribution of Harvest Units to the holders of Viking Units ("VIKING UNITHOLDERS"). Harvest and Viking will work together to achieve mutually agreeable structuring of the Transaction before the execution of the Definitive Agreement, having regard to relevant securities, corporate and trust laws and regulatory, stock exchange, tax and economic considerations. It is intended that the Transaction will be structured to allow Viking Unitholders to receive Harvest Units on a tax-deferred basis for Canadian and United States income tax purposes. It is also intended that, assuming the Transaction is carried out by way of Arrangement, the Transaction will be

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         structured to qualify for the exemption from registration provided by
         Section 3(a)(10) of the U.S. SECURITIES ACT OF 1933, as amended.

         The Definitive Agreement shall contain, in addition to the representations, warranties, covenants, conditions and other terms specified herein, customary representations and warranties by each of Harvest and Viking in favour of the other, and such other customary terms, covenants and conditions as would be normal for a transaction of this nature.

         If the parties fail to execute the Definitive Agreement on or before the Agreement Date, each of Viking and Harvest shall, subject to applicable law, be entitled, but not obligated, to proceed and require the other party to this agreement to proceed with the Transaction pursuant to the terms and conditions of this agreement; provided, however, that if the principal reason for the failure to execute the Definitive Agreement on or before the Agreement Date is due to the lack of agreement on the appropriate structure for the Transaction where each party is acting reasonably and in good faith, then such other party shall only be obligated to proceed with the Transaction by way of a Non-Statutory Business Combination on terms customary for transactions of such nature.

3.       NEW TRUST

         On the effective date (the "EFFECTIVE DATE") of the Transaction, the board of directors of the Operations will be reconstituted as follows:

                  M. Bruce Chernoff - Chairman
                  Kevin A. Bennett
                  Dale G. Blue
                  David J. Boone
                  John A. Brussa
                  William Friley
                  Verne G. Johnson
                  Hector J. McFadyen
                  Hank B. Swartout

         On the Effective Date, the senior management of Operations will be compromised of:

                  John Zahary - President and Chief Executive Officer Robert Fotheringham - Vice President, Finance and Chief
                     Financial Officer
                  Robert Morgan - Vice President, Engineering
                     and Chief Operating Officer
                  Al Ralston - Vice President, Production
                  James Campbell - Vice President, Geosciences
                  Jacob Roorda - Vice President, Corporate Development David Rain - Corporate Secretary.

         The parties' current intention is that the New Trust will initially distribute $0.38 per unit per month.

         The New Trust or Operations, as applicable, will adopt incentive plans for its directors, officers, employees and consultants similar to those of Harvest and otherwise customary for senior oil and gas energy trusts.

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4.       EMPLOYEES

         Unless otherwise agreed between Viking and Harvest, the employment of all employees of Viking and its subsidiaries and Harvest and its subsidiaries (other than the officers of Operations and Holdings not identified above) (the "CONTINUING EMPLOYEES") will be continued by Operations or Holdings or one of their subsidiaries, as the case may be. The Continuing Employees, unless their employment is terminated, shall continue their employment on the terms and conditions comparable, in the aggregate, to the terms and conditions on which they are currently employed.

         Viking and Harvest shall agree, acting reasonably, on retention plans for Viking and Harvest employees (the "RETENTION PLANS").

         Harvest and Viking acknowledge that the Transaction will result in a "change of control" for purposes of their respective unit incentive plans and executive and employee (if applicable) "change of control" agreements and that all unit awards will be accelerated thereunder. The parties agree that, upon approval of the Transaction by the Viking Unitholders and, if applicable, the Harvest Unitholders, and prior to the Effective Date, all outstanding entitlements under such unit incentive plans shall be paid in applicable trust units that will participate in the Transaction on the same basis as the existing Harvest Units and Viking Units, as applicable, or, at the option of the Harvest Board or Viking Board, as applicable, the cash equivalent thereof.

         The accompanying disclosure letter dated the date hereof and executed by the parties (the "DISCLOSURE LETTER") sets forth:

         o all obligations of Harvest pursuant to all employment or consulting services agreements, termination, severance and retention plans or policies for severance, termination or bonus payments or any other payments related to any Harvest incentive plan, arising out of or in connection with the Transaction (collectively, the "HARVEST CHANGE OF CONTROL PAYMENTS");

         o all obligations of Viking pursuant to all employment or consulting services agreements, termination, severance and retention plans or policies for severance, termination or bonus payments or any other payments related to any Viking incentive plan, arising out of or in connection with the Transaction (collectively, the "VIKING CHANGE OF CONTROL PAYMENTS");

         o the aggregate amount of employee bonuses payable by Harvest to its employees in respect of the 2005 year (the "HARVEST 2005 BONUSES"), which amount is consistent with Harvest's existing bonus policies;

         o the aggregate amount of employee bonuses payable by Viking to its employees in respect of the 2005 year (the "VIKING 2005 BONUSES"), which amount is consistent with Viking's existing bonus policies;

         o all 2006 salary adjustments for Harvest employees, which adjustments shall be effective as of January 1, 2006; and

         o all 2006 salary adjustments for Viking employees, which adjustments shall be effective as of January 1, 2006.

         The Harvest Change of Control Payments and Viking Change of Control Payments shall be paid as soon as is reasonably practicable following the Effective Date. The Harvest 2005 Bonuses and Viking 2005 Bonuses shall vest on a date prior to the Effective Date to be determined by Harvest and Viking, acting reasonably and shall be paid on or before January 31, 2006.


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5.       SECURITYHOLDER APPROVALS

         Harvest and Viking will cooperatively prepare a joint information circular - proxy statement ("INFORMATION CIRCULAR") to be mailed to the holders of Harvest Units and exchangeable shares of Operations (collectively, the "HARVEST SECURITYHOLDERS") and Viking Unitholders for the purpose of their respective securityholder meetings to be called to consider the Transaction and related matters. Each of the parties shall provide the other with all information with respect to itself as may be required for inclusion in the Information Circular and shall indemnify the other for any misrepresentation contained in such information.

6.       COOPERATION

         Each of Harvest and Viking covenants and agrees to do all acts and things and take all steps required to complete the Transaction. Without limiting the generality of the foregoing, each of Harvest and Viking covenants and agrees to use its commercially reasonable efforts within its power to cause to be fulfilled the conditions precedent to the other party's obligations to complete the Transaction and to not take any action that would cause such conditions not to be fulfilled. Further, and without restricting the generality of the foregoing, each party shall reasonably cooperate with the other party and its tax advisors in structuring the Transaction in a tax effective manner, and assist the other party and its tax advisors in making such investigations and inquiries with respect to such party in that regard, as the other party and its tax advisors shall consider necessary, acting reasonably, provided that such party shall not be obligated to consent or agree to any structuring that has the effect of reducing the consideration to be received under the Transaction by any of its securityholders.

         Harvest and Viking shall use their reasonable commercial efforts to cause the Effective Date to occur on or about March 31, 2006 (the "OUTSIDE DATE") and to cause the mailing of the Information Circular to the Viking Unitholders and, if applicable, the Harvest Unitholders to occur as soon as reasonably practicable following the execution of the Definitive Agreement and in any event by February 15, 2006 (the "MAILING DATE").

         Harvest and Viking shall also use their reasonable commercial efforts to continue the listing of the Harvest Units on the New York Stock Exchange (the "NYSE").

7.       BOARD AUTHORIZATIONS

         (a) The board of directors of Operations (the "HARVEST BOARD") has unanimously endorsed the Transaction and approved this agreement, has unanimously determined that the Transaction is in the best interests of Harvest and the Harvest Securityholders, and has, based on the opinion of its financial advisor, unanimously determined that the Transaction is fair, from a financial point of view, to Harvest Securityholders and has resolved unanimously to recommend approval of the Transaction by Harvest Securityholders.

         (b) The board of directors of Holdings (the "VIKING BOARD") has unanimously endorsed the Transaction and approved this agreement, has unanimously determined that the Transaction and this agreement are in the best interests of Viking and the Viking Unitholders, and has, based on the opinion of its financial advisor, unanimously determined that the Transaction is fair, from a financial point of view, to Viking Unitholders and has resolved unanimously to recommend approval of the Transaction by Viking Unitholders.

8.       HARVEST CONDITIONS

         Harvest's obligation to proceed with the Transaction is subject to the following conditions:

         (a) REPRESENTATIONS AND WARRANTIES: The representations and warranties made by Viking in this agreement and the Disclosure Letter shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or excepts as affected by transactions contemplated or permitted by this agreement or the Definitive Agreement), and Viking shall have provided to Harvest a certificate of two senior officers certifying such accuracy on the Effective Date.

         (b) COVENANTS: Viking shall have complied in all material respects with its covenants herein and Viking shall have provided to Harvest a certificate of two senior officers certifying compliance with such covenants.

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         (c)      NO MATERIAL ADVERSE CHANGE: No material adverse change shall occur in the affairs, operations or business of Viking and its subsidiaries, taken as a whole, from and after the date hereof and prior to the Effective Date, and no material adverse change in the financial condition of Viking and its subsidiaries, taken as a whole, shall have occurred prior to the date hereof or shall occur from and after the date hereof and prior to the Effective Date from that reflected in the audited consolidated financial statements of Viking for the fiscal year ending December 31, 2004 or in the unaudited financial statements of Viking for the fiscal period ending September 30, 2005 (other than a material adverse change resulting from: (i) conditions affecting the oil and gas industry generally in jurisdictions in which it carries on business, including changes in commodity prices or taxes; (ii) resulting from general or economic, financial, currency exchange, securities or commodities market conditions; or
                  (iii) arising as a result of any matter permitted by this agreement or the Definitive Agreement, or consented to by Harvest).

         (d) NO ACTIONS: No act, action, suit, proceeding, objection or opposition shall have been threatened or taken before or by any domestic or foreign court, tribunal or governmental agency or other regulatory or administrative agency or commission (a "GOVERNMENTAL Authority") by any elected or appointed public official or private person in Canada or elsewhere, whether or not having the force of law and no law, regulation, policy, judgment, decision, order, ruling or directive (whether or not having the force of law) shall have been proposed, enacted, promulgated, amended or applied, which in the sole judgment of Harvest, acting reasonably, in either case has had or, if the Transaction was consummated, would result in a material adverse change within the meaning of paragraphs 8(c) and 9(c), respectively, in the affairs, operations or business of Viking or Harvest or would have a material adverse effect on the ability of the parties to complete the Transaction.

         (e) NO MATERIAL BREACH: Viking shall not be in material breach of its obligations under this agreement.

         (f) MAILING DATE: The Mailing Date shall occur not later than February 15, 2006.

         (g) APPROVALS: Harvest and Viking shall obtain all consents, waivers, permissions and approvals necessary to complete the Transaction by or from relevant third parties, on

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                  terms and conditions satisfactory to Harvest, acting
                  reasonably, including without limitation:

                  (i) the approval of the securityholders of Harvest and Viking required for the Transaction pursuant to the ABCA, the constating documents of Harvest and Viking, as applicable, or as required by the Court of Queen's Bench of Alberta (the "COURT") and other matters relating to the Transaction including the reconstitution of the board of directors of Operations and any new incentive plan, if applicable;

                  (ii) all applicable regulatory approvals, orders, notices and consents (including, without limitation, under the COMPETITION ACT (Canada), the INVESTMENT CANADA ACT (Canada) and those of the Toronto Stock Exchange and the NYSE (in respect of the additional listing of the New Trust Units and the outstanding convertible debentures of Viking to be assumed by the New Trust) or other securities regulatory authorities), and all applicable statutory or regulatory waiting periods shall have expired or been terminated;

                  (iii)    the approval of the Court; and

                  (iv) the approval or consent of Harvest's and Viking's bankers and creditors, as required,

                  (collectively, the "THIRD PARTY APPROVALS").

         (h) DISSENTS: If dissent rights are granted to securityholders by the Court in connection to the Transaction, holders of not more than 5% of the issued and outstanding Harvest Units, Harvest Exchangeable Shares and Viking Units, in the aggregate, shall have exercised rights of dissent in relation to the Transaction;

         (i) DEBT: At October 31, 2005, Viking's Debt shall not exceed $350 million. "VIKING'S DEBT" means total indebtedness, including long-term debt, bank debt and working capital deficiency, but excluding convertible debentures and hedging obligations.

         (j) STATUS OF NEW TRUST: The New Trust shall be a "mutual fund trust" within the meaning of the INCOME TAX ACT (Canada) (the "Tax Act") as of the Effective Date.

         (k) CLOSING: The Effective Date shall have occurred not later than the Outside Date.

         Harvest may waive, in whole or in part, any of the foregoing conditions at any time on written notice to Viking. If any of the foregoing conditions are not satisfied or waived, this agreement shall terminate on the earlier of the date the condition was to have been satisfied and Outside Date save and except for Sections 15 and 17 hereof which shall survive such termination and remain in full force and effect.

9.       VIKING CONDITIONS

         Viking's obligation to proceed with the Transaction is subject to the following conditions:

         (a) REPRESENTATIONS AND WARRANTIES: The representations and warranties made by or on behalf of Harvest in this agreement and the Disclosure Letter shall be true and correct as

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                  of the Effective Date as if made on and as of such date
                  (except to the extent such representations and warranties speak as of an earlier date or excepts as affected by transactions contemplated or permitted by this agreement or the Definitive Agreement), and Harvest shall have provided to Viking a certificate of two senior officers certifying such accuracy on the Effective Date.

         (b) COVENANTS: Harvest shall have complied in all material respects with its covenants herein and Harvest shall have provided to Viking a certificate of two senior officers certifying compliance with such covenants.

         (c) NO MATERIAL ADVERSE CHANGE: No material adverse change shall occur in the affairs, operations or business of Harvest and its subsidiaries, taken as a whole, from and after the date hereof and prior to the Effective Date, and no material adverse change in the financial condition of Harvest and its subsidiaries, taken as a whole, shall have occurred prior to the date hereof or shall occur from and after the date hereof and prior to the Effective Date from that reflected in the audited consolidated financial statements of Harvest for the fiscal year ending December 31, 2004, or in the unaudited consolidated financial statements of Harvest for the fiscal period ending September 30, 2005 (other than a material adverse change resulting from: (i) conditions effecting the oil and gas industry generally in jurisdictions in which it carries on business, including changes in commodity prices or taxes; (ii) resulting from general or economic, financial, currency exchange, securities or commodities market conditions; or (iii) arising as a result of any matter permitted by this agreement or the Definitive Agreement, or consented to by Viking).

         (d) NO ACTIONS: No act, action, suit, proceeding, objection or opposition shall have been threatened or taken before or by any Governmental Authority by any elected or appointed public official or private person in Canada or elsewhere, whether or not having the force of law and no law, regulation, policy, judgment, decision, order, ruling or directive (whether or not having the force of law) shall have been proposed, enacted, promulgated, amended or applied, which in the sole judgment of Viking, acting reasonably, in either case has had or, if the Transaction was consummated, would result in a material adverse change within the meaning of paragraphs 8(c) and 9(c), respectively, in the affairs, operations or business of Viking or Harvest or would have a material adverse effect on the ability of the parties to complete the Transaction.

         (e) NO MATERIAL BREACH: Harvest shall not be in material breach of its obligations under this agreement or under the terms of the Definitive Agreement.

         (f) MAILING DATE: The Mailing Date shall occur not later than February 15, 2006.

         (g) APPROVALS: Harvest and Viking shall obtain all consents, waivers, permissions and approvals necessary to complete the Transaction by or from relevant third parties on terms and conditions satisfactory to Viking, acting reasonably, including, without limitation, the Third Party Approvals.

         (h) DISSENTS: If dissent rights are granted to securityholders by the Court in connection to the Transaction, holders of not more than 5% of the issued and outstanding Harvest Units, Harvest Exchangeable Shares and Viking Units, in the aggregate, shall have exercised rights of dissent in relation to the Transaction;

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         (i)      DEBT: As at October 31, 2005, Harvest's Debt shall not exceed
                  $375 million. "HARVEST'S DEBT" means total indebtedness, including long-term debt, bank debt and working capital deficiency, but excluding convertible debentures and hedging obligations.

         (j) STATUS OF NEW TRUST: The New Trust shall be a "mutual fund trust" within the meaning of the INCOME TAX ACT (Canada) (the "TAX ACT") as of the Effective Date.

         (k) CLOSING: The Effective Date shall have occurred not later than the Outside Date.

         Viking may waive, in whole or in part, any of the foregoing conditions at any time on written notice to Harvest. If any of the foregoing conditions are not satisfied or waived, this agreement shall terminate on the earlier of the date the condition was to have been satisfied and the Outside Date save and except for Sections 15 and 17 hereof which shall survive such termination and remain in full force and effect.

10.      REPRESENTATIONS AND WARRANTIES

         Harvest represents and warrants to and in favour of Viking and acknowledges that Viking is relying upon such representations and warranties in connection with the matters contemplated by this agreement:

         (a) This agreement has been duly executed and delivered by each of Harvest and Operations and constitutes a legal, valid and binding obligation of each of Harvest and Operations enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally, and to general principles of equity.

         (b) There are not more than 53 million Harvest Units issued and outstanding plus not more than 1.6 million Harvest Units issuable pursuant to rights granted under Harvest's trust unit incentive plan as of November 21, 2005 all of which will vest in connection with the completion of the Transaction. In addition, there are outstanding approximately 185,000 Harvest Exchangeable Shares that, as at the date hereof, can be exchanged for approximately 220,000 Harvest Units and not more than $52 million principal amount convertible debentures outstanding that, as at the date hereof, can be converted into
                  1.9 million Harvest Units.

         (c) The data and information in respect of Harvest and its assets, reserves, liabilities, business and operations provided by Harvest or its advisors to Viking or its advisors was and is accurate and correct in all material respects as at the respective dates thereof and, in respect of any information provided or requested, did not knowingly omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof. Harvest has no knowledge of any material adverse change within the meaning of paragraph 9(c) (a "HARVEST MATERIAL ADVERSE CHANGE") to the oil and gas reserves of Harvest from that disclosed in such data and information.

         (d) The information and statements set forth in the information filed by Harvest after December 31, 2004 with any securities commission or similar regulatory authority in compliance, or intended compliance, with applicable securities laws (the "HARVEST PUBLIC RECORD") as at the date hereof, as relates to Harvest, are true, correct, and complete in all material respects and did not contain any misrepresentation, as of the respective dates of such information or statements, and no material change has occurred

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                  in relation to Harvest which is not disclosed in the Harvest
                  Public Record, and Harvest has not filed any confidential material change reports which continue to be confidential.

         (e) Harvest's consolidated audited financial statements as at and for the fiscal year ended December 31, 2004 and Harvest's consolidated unaudited financial statements as at and for the nine months ended September 30, 2005 (collectively the "HARVEST FINANCIAL STATEMENTS") were prepared in accordance with Canadian generally accepted accounting principles ("GAAP") (except (x) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Harvest's independent auditors or (y) in the case of unaudited interim statements, to the extent they may not include footnotes, are subject to normal year end adjustments or may be condensed or summary statements), and fairly in accordance with GAAP present the consolidated financial position, results of operations and changes in financial position of Harvest as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments) and reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of Harvest on a consolidated basis. There has been no change in Harvest's accounting policies, except as described in the notes to the Harvest Financial Statements, since January 1, 2004.

         (f) None of Harvest or its subsidiaries has any material liabilities of any nature (matured or unmatured, fixed or contingent), other than:

                  (i) those set forth or adequately provided for in the most recent balance sheet and associated notes thereto included in the Harvest Financial Statements (the "HARVEST BALANCE SHEET");

                  (ii) those incurred in the ordinary course of business and not required to be set forth in the Harvest Balance Sheet under GAAP;

                  (iii) those incurred in the ordinary course of business since the date of the Harvest Balance Sheet and consistent with past practice; and

                  (iv) those incurred in connection with the execution of this agreement.

         (g) Other than has been publicly disclosed, there has not occurred any material spills, emissions or pollution on any property of Harvest or any of its subsidiaries (collectively the "HARVEST PARTIES"), nor have any of the Harvest Parties been subject to any stop orders, control orders, clean-up orders or reclamation orders under applicable laws or regulations applicable to the protection of the environment, hazardous substances or public and occupational health and safety (collectively, "ENVIRONMENTAL LAWS") any of which might reasonably be expected to cause a Harvest Material Adverse Change. All operations of the Harvest Parties have been and are now being conducted in compliance with all applicable Environmental Laws, except where the failure to be in compliance would not reasonably be expected to cause a Harvest Material Adverse Change. None of the Harvest Parties is subject to or aware of:

                  (i) any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction, or expenditures; or

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                  (ii)     any demand or notice with respect to the breach of
                           any Environmental Laws applicable to the Harvest Parties, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of any hazardous substances which would reasonably be expected to cause a Harvest Material Adverse Change.

         (h) There are no actions, suits or proceedings in existence or pending or, to the knowledge of Harvest or Operations, threatened or for which there is a reasonable basis, affecting or that would reasonably be expected to affect the Harvest Parties or affecting or that would reasonably be expected to affect any of their property or assets at law or equity or before or by any Governmental Authority which action, suit or proceeding involves a possibility of any judgment against or liability of the Harvest Parties which, if successful, would reasonably be expected to cause a Harvest Material Adverse Change, or would significantly impede the ability of the Harvest Parties to consummate the Transaction.

         (i)      Harvest is a "mutual fund trust" within the meaning of the Tax
                  Act.

         (j) To the knowledge of Harvest, Harvest has not withheld from Viking any material information or documents concerning Harvest or any of its subsidiaries or their respective assets or liabilities during the course of Viking's review of Harvest and its assets. No representation or warranty contained herein and no statement contained in any schedule or other disclosure document provided or to be provided to Viking by Harvest pursuant hereto (including, without limitation, any representation or warranty made by Harvest in the Disclosure Letter) contains or will contain an untrue statement of a material fact or omits to state a material fact which is necessary to make the statements herein or therein not misleading.

         Viking represents and warrants to and in favour of Harvest and acknowledges that Harvest is relying upon such representations and warranties in connection with the matters contemplated by this agreement:

         (a) This agreement has been duly executed and delivered by each of Viking and Holdings and constitutes a legal, valid and binding obligation of each of Viking and Holdings enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally, and to general principles of equity.

         (b) There are not more than 180 million Viking Units outstanding plus not more than 2.2 million Viking Units issuable pursuant to Viking's Unit Award Incentive Plan and Viking's Trust Unit Option Plan, all of which will vest in connection with the Transaction. In addition, there are outstanding not more than $214 million principal amount of convertible debentures outstanding that, as at the date hereof, can be converted into
                  20.4 million Viking Units.

         (c) The data and information in respect of Viking and its assets, reserves, liabilities, business and operations provided by Viking or its advisors to Harvest or its advisors was and is accurate and correct in all material respects as at the respective dates thereof and, in respect of any information provided or requested, did not knowingly omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof. Viking has no knowledge of any material adverse change within the meaning of paragraph 8(c) (a "VIKING MATERIAL ADVERSE CHANGE") to the oil and gas reserves of Viking from that disclosed in such data and information.

         (d) The information and statements set forth in the information filed by Viking after December 31, 2004 with any securities commission or similar regulatory authority in compliance, or intended compliance, with applicable securities laws (the "VIKING PUBLIC RECORD") as at the date hereof, as relates to Viking, are true, correct, and complete in all material respects and did not contain any misrepresentation, as of the respective dates of such information or statements, and no material change has occurred in relation to Viking which is not disclosed in the Viking Public Record, and Viking has not filed any confidential material change reports which continue to be confidential.

         (e) Viking's consolidated audited financial statements as at and for the fiscal year ended December 31, 2004 and Viking's consolidated unaudited financial statements as at and for the nine months ended September 30, 2005 (collectively the "VIKING FINANCIAL STATEMENTS") were prepared in accordance with GAAP (except (x) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Viking's independent auditors or (y) in the case of unaudited interim statements, to the extent they may not include footnotes, are subject to normal year end adjustments or may be condensed or summary statements), and fairly in accordance with GAAP present the consolidated financial position, results of operations and changes in financial position of Viking as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments) and reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of Viking on a consolidated basis. There has been no change in Viking's accounting policies, except as described in the notes to the Viking Financial Statements, since January 1, 2004.

         (f) None of Viking or its subsidiaries has any material liabilities of any nature (matured or unmatured, fixed or contingent), other than:

                  (i) those set forth or adequately provided for in the most recent balance sheet and associated notes thereto included in the Viking Financial Statements (the "VIKING BALANCE SHEET");

                  (ii) those incurred in the ordinary course of business and not required to be set forth in the Viking Balance Sheet under GAAP;

                  (iii) those incurred in the ordinary course of business since the date of the Viking Balance Sheet and consistent with past practice; and

                  (iv) those incurred in connection with the execution of this agreement.

         (g) Other than has been publicly disclosed, there has not occurred any material spills, emissions or pollution on any property of Viking or any of its subsidiaries (collectively the "VIKING Parties"), nor have any of the Viking Parties been subject to any stop orders, control orders, clean-up orders or reclamation orders under applicable Environmental Laws any of which might reasonably be expected to cause a Viking Material Adverse Change. All operations of the Viking Parties have been and are now being conducted in compliance with all applicable Environmental Laws, except where the failure to be in compliance would not reasonably be expected to cause a Viking Material Adverse Change. None of the Viking Parties is subject to or aware of:

                  (i) any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction, or expenditures; or

                  (ii) any demand or notice with respect to the breach of any Environmental Laws applicable to the Viking Parties, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of any hazardous substances which would reasonably be expected to cause a Viking Material Adverse Change.

         (h) There are no actions, suits or proceedings in existence or pending or, to the knowledge of Viking or Holdings, threatened or for which there is a reasonable basis, affecting or that would reasonably be expected to affect the Viking Parties or affecting or that would reasonably be expected to affect any of their property or assets at law or equity or before or by any Governmental Authority which action, suit or proceeding involves a possibility of any judgment against or liability of the Viking Parties which, if successful, would reasonably be expected to cause a Viking Material Adverse Change, or would significantly impede the ability of the Viking Parties to consummate the Transaction.

         (i)      Viking is a "mutual fund trust" within the meaning of the Tax
                  Act.

         (j) To the knowledge of Viking, Viking has not withheld from Harvest any material information or documents concerning Viking or any of its subsidiaries or their respective assets or liabilities during the course of Harvest's review of Viking and its assets. No representation or warranty contained herein and no statement contained in any schedule or other disclosure document provided or to be provided to Harvest by Viking pursuant hereto (including, without limitation, any representation or warranty made by Viking in the Disclosure Letter) contains or will contain any untrue statement of a material fact or omits to state a material fact which is necessary in order to make the statements herein or therein not misleading.

11.      MATERIAL CHANGES

         From and after the date of execution of this agreement and ending on the earlier of the Effective Date or the termination of this agreement, each of Harvest and Viking shall promptly notify the other in writing of any material change (actual, anticipated, contemplated or threatened, financial or otherwise) in its business, operations, affairs, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise.

12.      MUTUAL COVENANTS REGARDING NON-SOLICITATION

         (a) Each party shall immediately cease and cause to be terminated all existing discussions and negotiations (including, without limitation, through any advisors or other parties on its behalf), if any, with any parties conducted before the date of this agreement with respect to any Acquisition Proposal (as defined herein) and shall immediately request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with such party relating to an Acquisition Proposal and shall use all reasonable commercial efforts to ensure that such requests are honoured.

         (b) Neither party shall, directly or indirectly, do or authorize or permit any of its officers, directors or employees or any financial advisor, expert or other representative retained by it to do, any of the following:

                  (i) solicit, facilitate, initiate or encourage any Acquisition Proposal;

                  (ii) enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish to any other person any information with respect to its businesses, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing;

                  (iii) waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including, without limitation, any "standstill provisions" thereunder; or

                  (iv) accept, recommend, approve or enter into an agreement to implement an Acquisition Proposal;

                  provided, however, that notwithstanding any other provision hereof, each party and its officers, directors and advisers may:

                  (v) enter into or participate in any discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the date of this agreement, by such party or any of its officers, directors or employees or any financial advisor, expert or other representative retained by it) seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality and standstill agreement substantially similar to the confidentiality agreement dated November 17, 2005 (the "CONFIDENTIALITY AGREEMENTS") entered into between Operations and Holdings (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to the other party as set out below), may furnish to such third party information concerning such party and its business, properties and assets, in each case if, and only to the extent that:

                           (A) the third party has first made a written bona fide Acquisition Proposal which the board of directors of the administrator of such party determines in good faith: (1) that funds or other consideration necessary for the Acquisition Proposal are or are likely to be available; (2) (after consultation with its financial advisor) would, if consummated in accordance with its terms, result in a transaction financially superior for securityholders of the Receiving Party (as herein defined) than the transaction contemplated by this agreement; and (3) after receiving the advice of outside counsel as reflected in minutes of the board of directors of the administrator of such party, that the taking of such action is necessary for the board of directors in discharge of its fiduciary duties under applicable laws (a "SUPERIOR PROPOSAL"); and

                           (B) prior to furnishing such information to or entering into or participating in any such discussions or negotiations with such third party, such party provides prompt notice to the other party to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such person or entity together with a copy of the confidentiality agreement referenced above and if not previously provided to the other party, copies of all information provided to such third party concurrently with the provision of such information to such third party, and provided further that such party shall notify the other party orally and in writing of any inquiries, offers or proposals with respect to a Superior Proposal (which written notice shall include, without limitation, a copy of any such proposal (and any amendments or supplements thereto), the identity of the person making it, if not previously provided to the other party, copies of all information provided to such party and all other information reasonably requested by the other party), within 24 hours of the receipt thereof, shall keep the other party informed of the status and details of any such inquiry, offer or proposal and answer the other party's questions with respect thereto; or

                  (vi) comply with SECTION 172 of the SECURITIES ACT (Alberta) and similar provisions under applicable Canadian securities laws relating to the provision of directors' circulars and make appropriate disclosure with respect thereto to its securityholders; and

                  (vii) accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation, the board of directors of its administrator shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of this agreement as contemplated by paragraph 12(c) and after receiving the advice of outside counsel as reflected in minutes of the board of directors of such party, that the taking of such action is necessary for the board of directors in discharge of its fiduciary duties under applicable laws and such party complies with its obligations set forth in paragraph 12(c) and terminates this agreement in accordance with paragraph 16(e) or 16(f), as applicable, and concurrently therewith pays the amount required by paragraph 15(a) or 15(b), as applicable, to the other party.

         (c) Each party in receipt of a Superior Proposal (a "RECEIVING PARTY") shall give the other party (the "RESPONDING PARTY"), orally and in writing, at least 72 hours advance notice of any decision by the board of directors of its administrator to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall confirm that the board of directors of the administrator of the Receiving Party has determined that such Acquisition Proposal constitutes a Superior Proposal, shall identify the third party making the Superior Proposal and shall provide a true and complete copy thereof and any amendments thereto. During such 72 hour period, the Receiving Party agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Transaction. In addition, during such 72 hour period the Receiving Party shall and shall cause its financial and legal advisors to, negotiate in good faith with the Responding Party and its financial and legal advisors to make such adjustments in the terms and conditions of this agreement and the Transaction as would enable the Receiving Party to proceed with the Transaction as amended rather than the Superior Proposal. In the event the Responding Party proposes to amend this agreement and the Transaction to provide that the Harvest Securityholders or Viking Unitholders, as applicable (the "RECEIVING PARTY SECURITIES") shall receive a value per Receiving Party Security equal to or having a value greater than the value per Receiving Party Security provided in the Superior Proposal and so advises the board of directors of the administrator of the Receiving Party prior to the expiry of such 72 hour period, the board of directors of the administrator of the Receiving Party shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Transaction.

         (d) Each party agrees that all information that may be provided to it by the other party with respect to any Superior Proposal pursuant to this Section 12 shall be treated as if it were "Confidential Information" as that term is defined in the Confidentiality Agreements and shall not be disclosed or used except in accordance with the provisions of the Confidentiality Agreements or in order to enforce its rights under this agreement in legal proceedings.

         (e) Each party shall ensure that its officers, directors and employees and any investment bankers or other advisers or representatives retained by it are aware of the provisions of this Section 12. Harvest shall be responsible for any breach of this Section 12 by its officers, directors, employees, investment bankers, advisers or representatives, and Viking shall be responsible for any breach of this Section 12 by its officers, directors, employees, investment bankers, advisers or representatives.

         (f) "ACQUISITION PROPOSAL" means, with respect to Harvest or Viking, any inquiry or the making of any proposal to such party or its unitholders from any person which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (i) an acquisition from such party or its unitholders of any securities of such party or its subsidiaries; (ii) any acquisition of a substantial amount of assets of such party or its subsidiaries; (iii) an amalgamation, arrangement, merger, or consolidation involving such party or its subsidiaries; or
                  (iv) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction involving such party or its subsidiaries or any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this agreement or the Transaction or which would or could reasonably be expected to materially reduce the benefits to the other party under this agreement or the Transaction;

13.      BUSINESS ACTIVITIES

         Harvest and Viking each agree that during the period from the date of execution of this agreement and ending on the earlier of the Effective Date or the termination of this agreement, except as required by law or as otherwise expressly permitted or specifically contemplated by this agreement, it;

         (a) shall conduct its business only in the usual and ordinary course of business and consistent with past practice, and it shall use all commercially reasonable efforts to maintain and preserve its business, assets and advantageous business relationships, provided that it shall be entitled and authorized to comply with all pre-emptive rights, first purchase rights or rights of first refusal that are applicable to its assets and become operative by virtue of this agreement or any of the transactions contemplated by this agreement;

         (b) shall not except in connection with an internal reorganization of Harvest or Viking, as applicable, implemented in conjunction with the Transaction: (i) amend its constating documents; (ii) declare, set aside or pay any dividend or make any other distribution or payment (whether in cash, shares or property) in respect of its outstanding securities other than regular monthly cash distributions of an amount equal to approximately $0.35 per Harvest Unit and approximately $0.12 per Viking Unit, respectively; (iii) issue or agree to issue any shares, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, trust units, other than the issuance of trust units pursuant to the exercise of currently outstanding rights to acquire trust units or to employees hired after the date hereof in a manner consistent with past practice; (iv) redeem, purchase or otherwise acquire any of its outstanding shares or other securities (other than redemptions required pursuant to its declaration of trust or trust indenture, as applicable, and other than the redemption of the outstanding 10.5% convertible debentures of Viking which may occur prior to the Effective
                  Date); (v) split, combine or reclassify any of its securities;
                  (vi) adopt a plan of liquidation or resolutions providing for its liquidation, dissolution, merger, consolidation or reorganization; or (vii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

         (c) shall not, except as previously disclosed in writing or otherwise without prior consultation with and the consent of the other party, such consent not to be unreasonably withheld, directly or indirectly: (i) sell, pledge, dispose of or encumber any assets having an individual value in excess of $1 million, other than production in the ordinary course of business; (ii) expend or commit to expend more than $2 million individually or $25 million in the aggregate with respect to any capital expenditures except to the extent such expenditures are set forth in the capital budgets disclosed to each of Viking and Harvest; (iii) expend or commit to expend any amounts with respect to any operating expenses other than in the ordinary course of business or pursuant to the Transaction; (iv) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, trust, partnership or other business organization or division thereof which is not a subsidiary or affiliate of such party, or make any investment therein either by purchase of shares or securities, contributions of capital or property transfer with an acquisition cost in excess of $100 million in the aggregate; (v) acquire any assets with an acquisition cost in excess of $100 million in the aggregate; (vi) incur any indebtedness for borrowed money in excess of existing credit facilities, or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for, the obligations of any other individual or entity, or make any loans or advances, other than in respect of fees payable to legal, financial and other advisors in the ordinary course of business or in respect of the Transaction; (vii) authorize, recommend or propose any release or relinquishment or any material contract right;
                  (viii) waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material license, lease, contract, production sharing agreement, government land concession or other material document; (ix) enter into or terminate any hedges, swaps or other financial instruments or like transactions; or (x) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

         (d) other than as permitted by Section 4, shall not make any payment to any employee, officer or director outside of their ordinary and usual compensation for services provided, except to the extent that any such entitlement to payment to a former employee or officer has accrued prior to the date hereof;

         (e) shall not: (i) grant any officer, director or employee an increase in compensation in any form; (ii) grant any general salary increase; (iii) take any action with respect to the amendment or grant of any severance or termination pay policies or arrangement for any directors, officers or employees; (iv) amend (other than to permit accelerated vesting of currently outstanding rights) any trust unit incentive plan or the terms of any outstanding rights thereunder; nor (v) advance any loan to any officer, director or any other party not at arm's length, other than the as contemplated by the Disclosure Letter or as may be agreed to by the parties;

         (f) other than pursuant to the Retention Plan or as contemplated by the Disclosure Letter, shall not adopt or amend or make any contribution to any bonus, employee benefit plan, profit sharing, trust unit, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, trust unit incentive or purchase plan, fund or arrangement for the benefit of employees, except as is necessary to comply with the law or with respect to existing provisions of any such plans, programs, arrangement or agreements;

         (g) shall use reasonable commercial efforts to maintain in force its current policies of insurance and will pay all premiums in respect of such insurance policies that become due after the date hereof;

         (h) the parties shall cause the New Trust or its administrator to secure director and officer insurance coverage for the current directors and officers of each of Viking and Harvest in a per occurrence coverage amount to be agreed by the parties, acting reasonably, on a trailing liability basis and for a period (not exceeding six years) to be agreed by the parties, acting reasonably; and

         (i) shall not take any action, refrain from taking any action, permit any action to be taken or not taken, inconsistent with this agreement, which might directly or indirectly interfere or affect the consummation of the Transaction.

14.      PROVISION OF INFORMATION; ACCESS

         From and after the date hereof, each party shall provide the other party and its representatives access, during normal business hours and at such other time or times as Viking or Harvest may reasonably request, to its premises (including field offices and sites), books, contracts, records, computer systems, properties, employees and management personnel and shall furnish promptly to Viking or Harvest all information concerning its business, properties and personnel as Viking or Harvest may reasonably request, which information shall remain subject to the Confidentiality Agreements, in order to permit Viking and Harvest to be in a position to expeditiously and efficiently integrate the business and operations of each of Viking and Harvest immediately upon but not prior to the Effective Date. Without limitation, representatives of each party will be permitted to attend the others weekly operations meetings. Each party agrees to keep the other fully appraised in a timely manner of every circumstance, action, occurrence or event occurring or arising after the date hereof that would be relevant and material to a prudent operator of the business and operations of Viking and Harvest. Each party shall confer with and obtain the others approval (not to be unreasonably withheld or delayed), prior to taking action (other then in emergency situations) with respect to any material operational matters involved in its business.

15.      DAMAGES

         (a) If at any time after the execution of this agreement and prior to its termination:

                  (i) the Viking Board has withdrawn or changed any of its recommendations or determinations referred to in paragraph 7(b) in a manner adverse to Harvest or shall have resolved to do so prior to the Effective Date;

                  (ii) a bona fide Acquisition Proposal is publicly announced, proposed, offered or made to the Viking Unitholders or to Viking and the Viking Unitholders do not approve the Transaction or the Transaction is not submitted for their approval;

                  (iii) Viking accepts, recommends, approves or enters into an agreement to implement a Superior Proposal; or

                  (iv) Viking is in breach of any of its covenants made in this agreement which breach individually or in the aggregate causes or would reasonably be expected to cause a Viking Material Adverse Change or materially impedes the completion of the Transaction, and Viking fails to cure such breach within five business days after receipt of written notice thereof from Harvest (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date); or

                  (v) Viking is in breach of any of its representations or warranties made in this agreement (without giving effect to any materiality qualifiers contained therein) which breach individually or in the aggregate causes or would reasonably be expected to cause a Viking Material Adverse Change or materially impedes the completion of the Transaction, and Viking fails to cure such breach within five business days after receipt of written notice thereof from Harvest (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date),

                  (each of the above being a "HARVEST DAMAGES EVENT"), then in the event of the termination of this agreement pursuant to
                  Section 16, Viking shall pay to Harvest $65 million (the "HARVEST TERMINATION FEE") as liquidated damages in immediately available funds to an account designated by Harvest within one business day after the first to occur of the events described above; provided, however, that if the sole reason that the Harvest Termination Fee becomes payable is because of a breach of a representation or warranty that is not cured as contemplated in paragraph 15(a)(v), the Harvest Termination Fee shall be reduced to $10 million. Following a Harvest Damages Event but prior to payment of the applicable Harvest Termination Fee, Viking shall be deemed to hold such applicable Harvest Termination Fee in trust for Harvest. Viking shall only be obligated to pay one Harvest Termination Fee pursuant to this paragraph 15(a).

         (b) If at any time after the execution of this agreement and prior to its termination:

                  (i) the Harvest Board has withdrawn or changed any of its recommendations or determinations referred to in paragraph 7(a) in a manner adverse to Viking or shall have resolved to do so prior to the Effective Date;

                  (ii) a bona fide Acquisition Proposal is publicly announced, proposed, offered or made to the Harvest Unitholders or to Harvest and the Harvest Securityholders do not approve the Transaction or the Transaction is not submitted for their approval;

                  (iii) Harvest accepts, recommends, approves or enters into an agreement to implement a Superior Proposal; or

                  (iv) Harvest is in breach of any of its covenants made in this agreement which breach individually or in the aggregate causes or would reasonably be expected to cause a Harvest Material Adverse Change or materially impedes the completion of the Transaction, and Harvest fails to cure such breach within five business days after receipt of written notice thereof from Viking (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date); or

                  (v) Harvest is in breach of any of its representations or warranties made in this agreement (without giving effect to any materiality qualifiers contained therein) which breach individually or in the aggregate causes or would reasonably be expected to cause a Harvest Material Adverse Change or materially impedes the completion of the Transaction, and Harvest fails to cure such breach within five business days after receipt of written notice thereof from Viking (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date),

                  (each of the above being a "VIKING DAMAGES EVENT"), then in the event of the termination of this agreement pursuant to
                  Section 16, Harvest shall pay to Viking $65 million (the "VIKING TERMINATION FEE") as liquidated damages in immediately available funds to an account designated by Viking within one business day after the first to occur of the events described above; provided, however, that if the sole reason that the Viking Termination Fee becomes payable is because of a breach of a representation or warranty that is not cured as contemplated in paragraph 15(b)(v), the Viking Termination Fee shall be reduced to $10 million. Following a Viking Damages Event but prior to payment of the applicable Viking Termination Fee, Harvest shall be deemed to hold such applicable Viking Termination Fee in trust for Viking. Harvest shall only be obligated to pay one Viking Termination Fee pursuant to this paragraph 15(b).

         (c) Each party acknowledges that all of the payment amounts set out in this Section 15 are payments of liquidated damages which are a genuine pre-estimate of the damages which the party entitled to such damages will suffer or incur as a result of the event giving rise to such damages and resultant termination of this agreement and are not penalties. Each party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, the parties agree that the payment of the amount pursuant to this Section 15 is the sole monetary remedy of the party receiving such payment. Nothing herein shall preclude a party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this agreement or the Confidentiality Agreements or otherwise to obtain specific performance of any of such act, covenants or agreements, without the necessity of posting bond or security in connection therewith.

16.      TERMINATION

         This agreement may be terminated at any time prior to the Effective
         Date:

         (a)      by mutual written consent of Harvest and Viking;

         (b)      as provided in Sections 8 and 9;

         (c) by Harvest upon the occurrence of a Harvest Damages Event as provided in paragraph 15(a) provided that in the event of a Harvest Damages Event provided for in paragraph 15(a)(i), this agreement may not be terminated by Harvest unless Viking Unitholders do not approve the Transaction or the Transaction is not submitted for their approval;

         (d) by Viking upon the occurrence of a Viking Damages Event as provided in paragraph 15(b) provided that in the event of a Viking Damages Event provided for in paragraph 15(b)(i), this agreement may not be terminated by Viking unless the Harvest Securityholders do not approve the Transaction or the Transaction is not submitted for their approval;

         (e) by Harvest, in the event that Harvest accepts, recommends, approves or enters into an agreement to implement a Superior Proposal in accordance with paragraph 12(b)(vii), provided that Harvest has complied with its obligations set forth in paragraph 12(c) hereof and concurrently pays to Viking the applicable Viking Termination Fee; and

         (f) by Viking, in the event that Viking accepts, recommends, approves or enters into an agreement to implement a Superior Proposal in accordance with paragraph 12(b)(vii), provided that Viking has complied with its obligations set forth in paragraph 12(c) hereof and concurrently pays to Harvest the applicable Harvest Termination Fee.

         In the event of the termination of this agreement in the circumstances set out in paragraphs (a) through (f) of this Section 16, this agreement shall forthwith become void and neither party shall have any liability or further obligation to the other party hereunder except with respect to the obligations set forth in Sections 15 and 17 and each party's obligations in the Confidentiality Agreements, which shall survive such termination.

17.      CONFIDENTIALITY

         It is the agreed intention of the parties to issue joint or separate press releases disclosing the Transaction contemplated hereby immediately following execution of this agreement and after consultation with each other as to the timing and content of such release(s). Neither party will otherwise make any disclosure of this agreement or its contents to any third parties without the prior written consent of the other party provided however that such disclosure may be made, after consultation with the other party, in response to requirements of applicable law or the policies, rules or requirements of securities regulatory authorities or stock exchanges.

18.      PRIVACY MATTERS

         The parties acknowledge that they are responsible for compliance at all times with applicable privacy laws which govern the collection, use and disclosure of personal information acquired by or disclosed to the parties pursuant to or in connection with this agreement (the "DISCLOSED PERSONAL INFORMATION"). None of the parties shall use the Disclosed Personal Information for any purposes other than those relating to the performance of this agreement and the completion of the Transaction.

19.      ASSIGNMENT

         Neither this agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other party.

20.      NO FINDER'S FEE, ETC.

         Viking represents and warrants to Harvest that Viking has not entered into any arrangement whereby Harvest, Viking or the New Trust will have any liability for financial advisor's, broker's or finder's fees (including without limitation any disbursements, expenses or fairness opinion) in respect of this transaction, except for Viking's fees to its financial advisors which are disclosed in the Disclosure Letter. Viking has provided to Harvest true and correct copies of its agreements with each of its financial advisors.

         Harvest represents and warrants to Viking that Harvest has not entered into any arrangement whereby Viking, Harvest or the New Trust will have any liability for financial advisor's, broker's or finder's fees (including without limitation any disbursements, expenses or fairness opinion) in respect of this transaction, except for Harvest's fees to its financial advisors which are disclosed in the Disclosure Letter. Harvest has provided to Viking true and correct copies of its agreements with each of its financial advisors.

21.      COSTS

         All fees, costs and expenses incurred in connection with this agreement and the transactions contemplated hereby shall be paid by the party incurring such cost or expense, whether or not the Transaction is completed.

22.      OBLIGATIONS

         The obligations of Harvest hereunder are not personally binding upon any trustee or holder of trust units of Harvest and resort shall not be had to, nor shall recourse or satisfaction be sought from, any of the foregoing or the private property of any of the foregoing, but the property of Harvest only shall be bound by such obligations.

         The obligations of Viking hereunder are not personally binding upon any trustee or holder of trust units of Viking and resort shall not be had to, nor shall recourse or satisfaction be sought from, any of the foregoing or the private property of any of the foregoing, but the property of Viking only shall be bound by such obligations.

If the terms of this agreement are acceptable to Viking, please sign below on the enclosed duplicate copy of this letter and return the same to Harvest.

                                        Yours truly,

                                        HARVEST ENERGY TRUST,
                                        by Harvest Operations
                                        Corp.


                                        Per:  (s) Jacob Roorda
                                              -----------------------------
                                              Jacob Roorda
                                              President


                                        Per:  (s) David Rain
                                              -----------------------------
                                              David Rain
                                              Vice President and Chief
                                              Financial Officer

                                        HARVEST OPERATIONS CORP.


                                        Per:  (s) Jacob Roorda
                                              -----------------------------
                                              Jacob Roorda
                                              President


                                        Per:  (s) David Rain
                                              -----------------------------
                                              David Rain
                                              Vice President and Chief
                                              Financial Officer

AGREED TO this 28th day of November, 2005
VIKING ENERGY ROYALTY TRUST, by
Viking Holdings Inc.


Per:  (s) John Zahary
       John Zahary
       President and Chief Executive Officer


Per:  (s) Robert Fotheringham
       Robert Fotheringham
       Vice President, Finance and Chief Financial Officer

VIKING HOLDINGS INC.


Per:  (s) John Zahary
       John Zahary
       President and Chief Executive Officer

Per:  (s) Robert Fotheringham
       Robert Fotheringham
       Vice President, Finance and Chief Financial Officer